KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING OCTOBER 31, 2002


                           STATEMENT OF INCOME(LOSS)

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss) .........................        ($140,683.02)
Change in Unrealized Gain/(Loss) .....................        ($567,097.73)
Gain/(Loss) on Other Investments .....................         $  5,433.13
Brokerage Commission .................................        ($170,776.97)
                                                              ------------
Total Trading Income .................................        ($873,124.59)

EXPENSES
Audit Fees ...........................................         $      0.00
Administrative and Legal Fees ........................         $  8,762.59
Management Fees ......................................         $      0.00
Incentive Fees .......................................         $      0.00
Other Expenses .......................................         $      0.00
                                                              ------------
Total Expenses .......................................         $  8,762.59

INTEREST INCOME ......................................         $  8,683.27

NET INCOME(LOSS) FROM THE PERIOD .....................        ($873,203.91)
                                                              ============

                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month ...................................      $18,630,214.82
Addition .............................................      $   717,683.82
Withdrawal ...........................................     ($   181,657.69)
Net Income/(Loss) ....................................     ($   873,203.91)
                                                            --------------
Month End ............................................      $18,293,037.04
Month End NAV Per Unit ...............................      $       106.94
Monthly Rate of Return ...............................               -4.69%
Year to Date Rate of Return ..........................               10.84%

 To the best of our knowledge and belief, the information above is accurate and complete:

/s/ KENNETH A. SHEWER                                 /s/ MARC S. GOODMAN
---------------------------                           --------------------------
Kenneth A. Shewer, Chairman                           Marc S. Goodman, President


                   Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust

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October 2002                                             -----------------------
                                                         KENMAR
SUMMARY                                                  -----------------------
                                                         GLOBAL
                                                         -----------------------
                                                         TRUST
                                                         -----------------------

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Kenmar Global Trust (KGT) ended down -4.69% for the month of October due to losses throughout the financial arena. Small profits were realized in the traditional commodity group. The Net Asset Value per unit of KGT was $106.94 as of October 31, 2002.

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Allocation of Assets to Advisors

                       Oct 1, 2002      Nov 1, 2002
                       -----------      -----------
 Graham .............      26%              28%
 Grinham ............      36%              40%
 Transtrend .........      29%              32%
 Winton .............       9%               0%

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The equity markets were filled with surprises as prices rallied off lows to end the month sharply higher. October was the best performing month for the Dow Jones Industrial Average since January 1987, and, the best October on record, with the month traditionally one of the worst for stocks. Hefty gains in the US helped keep global equity markets near their best levels amid a growing sense of optimism about corporate earnings. Alternatively, the Nikkei 225 hit 19-year lows as losses for banks drove Tokyo shares downward.

US Treasury prices fell sharply in the middle of the month as a rally in stocks pulled investors into the equity market. US government debt regained interest from investors later in the month as the stock market rally stalled and signs of economic weakness began to re-emerge. Prices were also lifted amid speculation of a US interest rate cut by year-end. European government bonds tracked their US counterparts for most of the month. Conversely, Japanese Government Bond prices rose for most of October, but investors remained cautious on uncertainty over the government's stance on heavily indebted companies.

Currency markets were range bound during October as most major currencies are suffering from various economic problems; the large US current account deficit, low savings ratio and fragile stock market have hurt the greenback; the euro continues to be weighed down by worries over eurozone economic growth and concerns that the inflation target is unrealistically low; and policy confusion and stagnant growth are hampering the Japanese yen. Similarly the Swiss franc was flat for the month. Among the commodity currencies, the Australian and New Zealand dollars were holding ground against the dollar after losing ground early in the month in reaction to the terrorist bombing in Bali; it was expected that their economies would suffer given their proximity to the region and the number of Australian casualties. In fact, the Australian dollar bounced back quickly as news of a brightened economic picture buoyed the currency.

In the commodities, prices in the energy complex sank as the timing of a possible US military action in Iraq became increasingly uncertain. Stock market strength pushed gold prices to seven week lows as investors sold the safe-haven metal and returned to Wall Street. Cocoa prices remained at 16-year highs, fuelled by political unrest in the Ivory Coast, the leading producer of cocoa. Sugar and coffee prices also rose. In the grains, price action was volatile. Wheat prices initially rose on Egypt's announcement for an unexpected large purchase of US wheat but prices later fell back when Egypt purchased the grain from France instead. Corn prices slipped from the pressure of the sell-off in wheat.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,

/s/ ESTHER ECKERLING GOODMAN
----------------------------------------
Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust

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        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS
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For further information contact      Two American Lane        Tel  203.861.1025
Kenmar Securities, Inc.              PO Box 5150              Fax  203.552.1500
                                     Greenwich, CT 06831